SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

_________________________

SCHEDULE 14D-9
_________________________

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SECURED INCOME L.P.
(Name of Subject Company)

SECURED INCOME L.P.
(Name of Person(s) Filing Statement)

UNITS OF LIMITED PARTNERSHIP INTEREST
(Title of Class of Securities)

813901105
(CUSIP Number of Class of Securities)

_____________________________

GINA K. DODGE
WILDER RICHMAN RESOURCES CORPORATION
340 PEMBERWICK ROAD
GREENWICH, CT  06831
(203) 869-0900
(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications on Behalf of
the Person(s) Filing Statement)

Copies to:

Abbe L. Dienstag, Esq.
Kramer Levin Naftalis & Frankel LLP
919 Third Avenue
New York, NY 10022
(212) 715-9100

____________________________

ITEM 1.	SUBJECT COMPANY INFORMATION.

The name of the subject company is Secured Income L.P., a Delaware limited partnership (the “Partnership”).  The address of the principal executive offices of the Partnership is c/o Wilder Richman Resources Corporation, 340 Pemberwick Road, Greenwich, CT  06831.  The telephone number of the principal executive offices of the Partnership is (203) 869-0900.  The general partners of the Partnership (the “General Partners”) are Wilder Richman Resources Corporation, a Delaware corporation (“WRRC”), Real Estate Equity Partners, L.P., a Delaware limited partnership (“REEP”), and WRC-87A Corporation, a Delaware corporation (“WRC-87A”).  Each General Partner owns approximately one-third of the outstanding general partners’ interest in the Partnership.

The Partnership was invested in two local operating partnerships: (i) the Columbia Westmont Associates, L.P. (“Columbia”), which owned The Westmont, a residential apartment property located in New York, New York (the “Westmont Property”) and (ii) the Carrollton X Associates Limited Partnership (“Carrollton”), which owns Fieldpointe Apartments, a residential apartment property located in Frederick, Maryland (the “Fieldpointe Property”).  On July 13, 2006, Columbia completed the sale of the Westmont Property for a purchase price of $87,750,000.  Columbia distributed net sales proceeds to the Partnership totaling approximately $45,216,246, and the Partnership made a distribution to the holders of the units of limited partnership interest of the Partnership in the amount of approximately $42.10 per unit in August 2006 and December 2006.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is the units of limited partnership interest of the Partnership (the “Units”).  As set forth in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Securities Exchange Commission (“SEC”) on March 30, 2010 there were 984,369 Units issued and outstanding as of December 31, 2009.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

The Partnership is the filing person.  The name, business address and business telephone number of the Partnership are set forth in Item 1 above.

This Statement relates to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the SEC on June 23, 2010, by MacKenzie Patterson Special Fund 5, LLC; MPF Dewaay Fund 8, LLC; Real Estate Securities Fund 1983, LP; MPF Badger Acquisition Co., LLC; MPF Flagship Fund 13, LLC; MPF Senior Note Program II, LP; MPF Blue Ridge Fund I, LLC; MPF Income Fund 24, LLC; MPF Flagship Fund 14, LLC;  and SCM Special Fund 2, LP (collectively, the “Purchasers”).  This Statement is being filed in response to the offer by the Purchasers to purchase any and all Units at an offer price of $5.00 per Unit in cash, less the amount of any distributions declared or made with respect to the Units between June 23, 2010 (the “Offer Date”) and July 30, 2010, or such other date to which the Offer may be extended, upon the terms and conditions set forth in the Offer to Purchase, dated June 23, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (collectively, the “Offer Documents”), which, as amended and supplemented from time to time, together constitute the tender offer (the “Offer”).  The Offer will expire, unless extended, on July 30, 2010, at 11:59 P.M., Pacific Time.

According to the Schedule TO, the business address of the Purchasers is 1640 School Street, Moraga, California 94556, and their telephone number is (925) 631-9100.

ITEM 3.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Partnership is a limited partnership and has no executive officers or directors.  Mr. Richard Paul Richman beneficially owns 50% of the equity interest in WRRC and is president and a director of WRRC.  Mr. Robert H. Wilder, Jr. beneficially owns the remaining 50% of the equity interest in WRRC and is executive vice president and a director of WRRC.  WRRC owns 50% of the equity interest in WRC-87A and Real Estate Equity Partners Inc., the general partner of REEP, owns the remaining 50% of the equity interests of WRC-87A.  Mr. Richman is executive vice president, secretary, treasurer and a director of WRC-87A.

An affiliate of WRRC is one of the general partners of Carrollton, which owns the Fieldpointe Property, and another affiliate of WRRC is the management agent of the Fieldpointe Property.  Affiliates of WRRC are also limited partners of the Partnership and asset manager of the Partnership.  Other than the foregoing, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership or its affiliates on the one hand and the Partnership, the General Partners (including the officers and directors of the General Partners) or any other affiliates of the Partnership on the other hand, except to the extent noted in (i) the Partnership’s Annual Report on Form 10-K (including the Financial Statements and notes thereto filed therewith) for the year ended December 31, 2009 filed with the SEC on March 30, 2010, and incorporated herein by reference in its entirety as Exhibit (a)(5)(iii) to this Statement; (ii) the Partnership’s Quarterly Report on Form 10-Q (including the Financial Statements and notes thereto filed therewith) for the period ended March 31, 2010 filed with the SEC on May 13, 2010 and incorporated herein by reference in its entirety as Exhibit (a)(5)(iv) to this Statement.

West Putnam Housing Investors II LLC (“West Putnam II”), an affiliate of both WRRC and Columbia, owns 186,217 Units, representing approximately 18.9% of the outstanding Units. West Putnam Housing Investors LLC, the managing member of West Putnam II and an affiliate of WRRC, owns 47,211 Units, representing approximately 4.8% of the outstanding Units.  West Putnam Housing Investors III LLC (“West Putnam III”), an affiliate of both WRRC and Columbia, owns 16,607 Units, representing 1.7% of the outstanding Units.  West Putnam III’s managing member is West Putnam II.

There are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership or its affiliates on the one hand and the Purchasers, their executive officers, directors or affiliates on the other.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

For the reasons set forth below, the Partnership recommends against tendering Units in the Offer, except for holders of Units who, because of their individual circumstances, require urgent liquidity in their investment at this time.  The Partnership believes that Unit holders may realize greater value through a sale of the Fieldpointe Property.

Reasons for Not Tendering Units in the Offer at this Time

A sale of the Fieldpointe Property may bring more value.   While the Partnership is not aggressively pursuing the sale of The Fieldpointe Property at this time, given the current depressed state of the real estate market, the property remains on the market and it is management’s intention to sell the property.

Between mid 2006 and mid 2007, on three separate occasions with three different potential buyers, Carrollton reached agreements to sell the Fieldpointe Property at gross prices (before brokerage commissions and other selling costs) ranging from $25,500,000 to $27,100,000; however, on each occasion, the purchaser did not consummate the transaction.  (The Offer to Purchase inaccurately states in this regard that no offers have been accepted.)  More recently, in order to facilitate a sale of the Fieldpointe Property, Carrollton’s general partners obtained a Phase I environmental report, an updated survey, title commitment and an independent appraisal of the Fieldpointe Property in contemplation of providing a due diligence package to prospective purchasers. Carrollton also retained a national third party brokerage firm. As of December 31, 2009, approximately eight non-binding written offers to purchase the Fieldpointe Property were received.  A number of such offers were in the range of, or exceeding, $20,000,000. Management considered the offers to be inadequate and, in one case, rejected the offer because it came from one of the prior potential purchasers that previously did not consummate the transaction after an agreement was reached. Carrollton continues to receive broker interest in the property.

Because of the current state of the real estate market, the Partnership believes that it is not likely that Carrollton will receive an acceptable offer in the near term.  Moreover, the Partnership cannot accurately predict the near term direction of the real estate market, and there can be no assurance that an acceptable offer will be received or that a sale will be consummated.  Nonetheless, the Partnership believes that a sale of the Fieldpointe Property could lead to substantially higher returns to Unit holders than the price offered by the Purchasers.  If a sale of the Fieldpointe Property is completed, the Partnership intends to make a cash distribution to Unit holders of their share of net sales proceeds and other assets of the Partnership as promptly as practicable following the completion of such sale and promptly after such distribution would begin the process of liquidating the Partnership.

The Purchasers’ offer price may be low.  The Partnership believes that Unit holders may realize greater value through a sale of the Fieldpointe Property and liquidation of the Partnership’s assets.  The Purchasers utilize a $20,000,000 sale price for the property to arrive at an estimated liquidation value for the Units of approximately $8.53 per Unit.  The Partnership believes this value may be too low.

•
The Offer to Purchase acknowledges that the Purchasers have not obtained an independent appraisal for the Units or the Fieldpointe Property.  In fact, Carrolton, as noted, received a number of offers in its most recent remarketing process that were higher than the $20,000,000 sale price on which the Purchasers are basing value.

•
Even at a $20,000,000 sale price, the Partnership estimates that the liquidation value per Unit would be closer to $9.75, with a higher percentage of the net sale proceeds going to Unit Holders than the amount assumed by the Purchasers.

While estimating that a liquidation of the Partnership would yield value of $8.53, the Purchasers are offering to pay only $5.00 per Unit.  The Purchasers arrive at this reduction of some 40% by applying a “liquidity discount.”  The Purchasers do not say, however, how they arrived at this “liquidity discount” or explain the assumptions that entered into its calculation.

Affiliates of one of the General Partners do not intend to tender their Units.   Affiliates of one of the General Partners that own Units do not intend to tender their Units in the Offer (see below).  Like the Partnership, these Affiliates believe that a sale of the Fieldpointe Property will ultimately yield greater value for Unit holders than the price offered by the Purchasers in the Offer, notwithstanding the recent state of the real estate and financial markets that has delayed prospects for the sale of the property at an acceptable price.

Other considerations.  In the past, the Partnership made quarterly distributions to Unit holders at an annualized rate of 8% on invested capital.  Because the distribution attributable to net sales proceeds from the sale of the Westmont Property in 2006 of approximately $42.10 per Unit included a full return of Unit holders’ invested capital, originally $20.00 per Unit, the Partnership discontinued quarterly cash distributions.  Nonetheless, since the $42.10 per Unit distribution from the proceeds of the sale of the Westmont Property in 2006, the Partnership has paid distributions to Unit holders, primarily from cash flow from Carrollton, totaling approximately $1.61 per Unit.  These included distributions of 36 cents per unit in 2007, 50 cents per unit in 2008, 50 cents per unit in 2009, and 25 cents per unit during the first quarter of 2010. A further distribution of 25 cents may be made in the first quarter of 2011.

The ability to make future distributions and the amount and timing thereof will depend on the Fieldpointe Property’s cash flow and reserve levels, among other things. The Partnership notes that while there can be no certainty that future distributions will be paid or, if paid, there can be no certainty as to the amount and timing of such distribution, Unit Holders who tender their Units will be deprived of all future distributions.

Recommendation.  Accordingly, the Partnership recommends against tendering Units in the Offer, unless a Unit holder urgently requires liquidity in its investment at this time.  The Partnership cautions, however, that there is no assurance that a sale of the Fieldpointe Property will be completed or, if completed, that the price will be at or near the amounts discussed.

Units tendered may be withdrawn.  Holders of Units should be aware that if they have tendered their Units, the tenders may be withdrawn at any time prior to the termination of the Offer.  A Notice of Withdrawal for use in revoking a tender is included as Exhibit (a)(5)(ii) to this Statement.  The Offer to Purchase discusses the procedures that holders must follow in order to withdraw their tenders, and holders should consult the Offer to Purchase for such purposes.

Considerations for those Unit Holders Wishing to Sell their Units at this Time

The Partnership recognizes that the individual financial and tax circumstances of each Unit holder may be different, and there may be Unit holders who desire to liquidate their investment in the Partnership and receive cash for their Units at this time.  These holders should carefully review the Offer Documents, consult with their financial, tax and other advisors and consider the following in deciding whether to accept the Offer:

Transfer restrictions.  The terms of the Partnership’s limited partnership agreement prohibit a transfer of Units if the transfer would cause 50% or more of the Units to be transferred within twelve months, taking account of all other transfers.  If such 50% limit is reached, it may be necessary to wait to transfer the Units tendered in excess of the limit until the Partnership can effect the transfer of record title in accordance with its limited partnership agreement.  As a result, a tendering Unit holder may continue to own his or her interest for an unspecified time.

Unit Holders should be aware that due to a restriction in the Partnership’s limited partnership agreement, Units cannot be purchased to the extent that a tendering Unit holder would remain with a number of Units that is greater than zero but less than 250 Units (100 Units in the case of Units held in an IRA, Keogh Plan or other qualified plan).

Tax consequences.  Unit holders are advised to consult with their own tax advisers concerning the tax consequences of tendering Units in the Offer.   The tax consequences to individual holders as a result of tendering Units in the Offer or any other tender offer, could vary significantly for each holder based on the holder’s unique tax situation or other circumstances.  Because each Unit holder’s tax situation is unique, the Partnership cannot determine the potential tax results on a sale for a Unit holder, and the Partnership strongly recommends that a Unit holder discuss the potential sale of their Units with their own tax advisors concerning the tax consequences of tendering Units in the Offer.

Conditions of the Offer.  The Offer is subject to a variety of conditions, including market and other conditions that are unrelated to the operations or prospects of the Partnership.  These include, among others, the absence of legal or government actions which would prohibit the purchase and the absence of a material adverse change in the Partnership or its business.  It is also a condition of the Offer that there not be publicly disclosed that more than 50% of the outstanding Units have been or are proposed to be acquired by another person or any person or group that prior to such date had filed a statement with the SEC that increases or proposes to increase the number of Units beneficially owned by such person or group as disclosed in such statement by two percent or more the outstanding Units.  See Section 13 of the Offer to Purchase for a discussion of these and other conditions of the Offer.  According to the Offer to Purchase, these conditions may be asserted or waived by the Purchasers in their reasonable discretion.  The Partnership cannot predict whether or not any of these conditions may be invoked by the Purchasers.

Intentions of Affiliates of the WRRC

Affiliates of the WRRC, one of the General Partners of the Partnership, own beneficially 250,035 Units, or approximately 25.4% of the outstanding Units.  These affiliates do not intend to tender their Units pursuant to the Offer.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED, OR USED.

Neither the Partnership nor, to the knowledge of the Partnership, any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person or class of person to make solicitations or recommendation to Unit holders on the Partnership’s behalf concerning the Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

No transactions in the Units have been effected during the past 60 days by the Partnership, or, to the knowledge of the Partnership, by any of the executive officers, directors or affiliates of the Partnership.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

As stated above, the Fieldpointe Property remains on the market for sale, and Carrollton continues to receive bids and broker interest in the property.  However, the Partnership is not aggressively pursuing the sale of the Fieldpointe Property at this time, given the current depressed state of the real estate market.  The Partnership is not currently involved in any negotiation in response to the Offer regarding a tender offer for or other acquisition of securities by or of the Partnership.

ITEM 8.	ADDITIONAL INFORMATION.

Affiliates of WRRC have in the past purchased Units on an unsolicited basis from Unit holders who on their own have contacted WRRC concerning the sale of their Units, at prices requested by the holders.  Affiliates of WRRC may continue this practice, including during the pendency of the Offer.

ITEM 9.	EXHIBITS.

(a)(5)(i)	Letter to Unit holders, dated July 9, 2010.

(a)(5)(ii)	Form of Notice of Withdrawal.

(a)(5)(iii)	The Partnership’s Annual Report on Form 10-K for the year ended December 31, 2009 (filed with the SEC on March 30, 2010 and incorporated herein by reference).

(a)(5)(iv)	The Partnership’s Quarterly Report on Form 10-Q for the period ended March 31, 2010 (filed with the SEC on May 13, 2010 and incorporated herein by reference).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 9, 2010.
SECURED INCOME L.P.
By: Wilder Richman Resources Corporation, its
general partner

By: /s/ Richard Paul Richman
Name: Richard Paul Richman
Title:   President

Exhibit (a)(5)(i)

Wilder Richman Resources Corporation
340 Pemberwick Road
Greenwich, CT  06831
(203) 869-0900

July 9, 2010

Dear Unit Holder of Secured Income L.P.:

A tender offer has also been announced for Units of the Partnership by MacKenzie Patterson Special Fund 5, LLC; MPF Dewaay Fund 8, LLC; Real Estate Securities Fund 1983, LP; MPF Badger Acquisition Co., LLC; MPF Flagship Fund 13, LLC; MPF Senior Note Program II, LP; MPF Blue Ridge Fund I, LLC; MPF Income Fund 24, LLC; MPF Flagship Fund 14, LLC;  and SCM Special Fund 2, LP (collectively, the “Purchasers”), at a purchase price of $5.00 per Unit.

We, Wilder Richman Resources Corporation, recommend against tendering your Units, unless you have an urgent need for liquidity in your investment at this time.  Our reasons for recommending against the offer are summarized below and are more fully discussed in the enclosed Schedule 14D-9, which you should read carefully.

We continue to believe that Unit holders may realize greater value through a sale of the Fieldpointe Property and a liquidation of the Partnership.  The Fieldpointe Property remains on the market for sale, and broker interest in the property continues to be received.  Although we do not believe it likely that an acceptable offer for the property will be received in the near term, we believe that a sale of the Fieldpointe Property could lead to substantially higher returns to Unit holders than the price offered by the Purchasers.

If the Fieldpointe Property is sold, the Partnership intends to make a cash distribution to Unit holders of their share of net sales proceeds and other assets of the Partnership as promptly as practicable following the completion of the sale.  The Partnership would begin the process of liquidating the Partnership promptly following the distribution of the Partnership’s assets.

Because of the potential for achieving significantly greater value if the Fieldpointe Property is sold, we continue to believe that you should not dispose of your Units at the price offered by the Purchasers, unless you have an urgent need for liquidity in your investment at this time.  However, we cannot guarantee that the Fieldpointe Property can be sold at prices that would result in Unit prices higher than the price offered by the Purchasers, and we cannot assure you when a sale of the Fieldpointe Property might occur, if at all.

Our affiliates currently hold 250,035 Units, or approximately 25.4% of the total outstanding Units.  These persons do not intend to tender their Units, because in their opinion, the price offered by the Purchasers is less than the value of the Units.

If you have already tendered your Units in the offer, you may wish to revoke your tender in light of the considerations discussed in this letter and the Schedule 14D-9.  We have enclosed a Notice of Withdrawal for use in revoking your tender.

Very truly yours,

Wilder Richman Resources Corporation

Exhibit (a)(5)(ii)

NOTICE OF WITHDRAWAL

The undersigned hereby withdraws units of limited partnership interest in Secured Income L.P. (“Units”) heretofore tendered by the undersigned to MacKenzie Patterson Special Fund 5, LLC; MPF Dewaay Fund 8, LLC; Real Estate Securities Fund 1983, LP; MPF Badger Acquisition Co., LLC; MPF Flagship Fund 13, LLC; MPF Senior Note Program II, LP; MPF Blue Ridge Fund I, LLC; MPF Income Fund 24, LLC; MPF Flagship Fund 14, LLC;  and SCM Special Fund 2, LP (collectively, the “Purchasers”) pursuant to the Offer to Purchase, dated June 23, 2010, as amended to date (the “Offer to Purchase”).

Name(s) of person(s) who tendered Units: _____________________________________________

Name(s) of registered Unit holder(s) (if different): ________________________________________

Number of Units to be withdrawn  (state “all” if all Units tendered are to be withdrawn): _____________

Date: _______________, 2010

____________________________________

Signature of Withdrawing Unit Holder

____________________________________
Signature of Joint Unit Holder, if any

INSTRUCTIONS

According to the Offer to Purchase for a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary for the Purchasers at its address set forth below.  Any such notice of withdrawal must specify the name of the person who tendered, the number of Units to be withdrawn and the name of the registered holder of such Units, if different from the person who tendered.  In addition, any such notice of withdrawal must be signed by the person who signed the Purchaser’s letter of transmittal in the same manner as such letter of transmittal was signed.  Please refer to the Offer to Purchase for additional information regarding this procedure.

By hand, mail, or overnight courier:
MacKenzie Patterson Fuller, LP 1640 School Street Moraga, California 94556

To confirm withdrawal by telephone, call (925) 631-9100.